[GIBSON, DUNN & CRUTCHER LLP LETTERHEAD]
December 12, 2008

(415) 393-8322	C 18861-00008

(415) 374-8461
VIA EDGAR, FACSIMILE AND MESSENGER
Kari Jin, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Re:	Cadence Design Systems, Inc. Item 4.02 Form 8-K Filed October 27, 2008 File No. 0-15867
Dear Ms. Jin:
     On behalf of Cadence Design Systems, Inc., a Delaware corporation (“Cadence”), by this letter I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated October 29, 2008 (the “Comment Letter”), relating to Cadence’s Current Report on Form 8-K filed with the SEC on October 27, 2008 (the “Form 8-K”). For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comment in the Comment Letter. Cadence’s response is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter appearing in bold type.
     This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier.

Kari Jin
Securities and Exchange Commission
December 12, 2008

Form 8-K Filed October 27, 2008
1.	Please describe the nature and terms of the contracts that resulted in the restatement of the Company’s previously filed financial statements. Also, tell us the number of contracts involved in this restatement. In addition, please explain how the Company initially determined that up-front revenue recognition was correct and then subsequently determined that ratable revenue recognition for these contracts was more appropriate. In your response, tell us the accounting literature that you considered when you initially recorded these transactions and the guidance you are currently relying upon.

The restatement corrected the amount of revenue recognized during the first and second quarters of 2008, with respect to four transactions which are described below and in Note 2 of Cadence’s Amendment No. 1 to Form 10-Q/A for the quarters ended March 29, 2008 and June 28, 2008, filed on December 11, 2008.

Arrangement A

During the first and second quarters of 2008, $24.8 million of product revenue and $1.0 million of maintenance revenue, respectively, was recognized. At the time of executing the transaction Cadence determined that the arrangement was a stand alone term license arrangement and that all revenue recognition criteria required by Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” and related software revenue recognition guidance had been met during the first quarter of 2008.

During the preparation of the condensed consolidated financial statements for the three months ended September 27, 2008, Cadence identified certain factors that, when evaluated together, indicated that the software arrangement that was executed with this customer during the three months ended March 29, 2008 was negotiated in contemplation of a subscription arrangement that was executed with the same customer during the three months ended September 27, 2008. Accordingly, based on Technical Practice Aid, or TPA, 5100.39, “Software Revenue Recognition for Multiple-Element Arrangements,” Cadence determined that the term license arrangement executed during the three months ended March 29, 2008 and the subscription license arrangement executed during the three months ended September 27, 2008 collectively represented a multiple element arrangement. Because the subscription arrangement provides the customer with the right to use unspecified additional software products that become commercially available during the term of the arrangement, Cadence determined that the revenue relating to this multiple element arrangement should be recognized during the term of the arrangement. Recognition of revenue will commence upon completion of the multiple element arrangement which occurred upon the execution of the subscription license arrangement during the three months ended September 27, 2008.

Kari Jin
Securities and Exchange Commission
December 12, 2008

Arrangement B

During the three and six months ended June 28, 2008, $12.0 million of revenue was recognized. At the time of executing this term arrangement, there was a concurrent cancellation of a prior subscription arrangement. However, Cadence determined that the new arrangement was a stand alone term license arrangement and all revenue recognition criteria required by Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” and related software revenue recognition guidance had been met during the second quarter of 2008.

As part of the remediation efforts that Cadence began implementing in response to the findings of the previously announced investigation, Cadence reviewed contracts in which there had been a concurrent cancellation of a subscription arrangement and execution of a term license agreement in the second quarter of 2008. During the course of this review, Cadence determined that with respect to one customer, despite the cancellation of the subscription arrangement, the customer did not intend to substantively cancel its right to access future new technology because at the time the subscription license was cancelled, the customer intended to re-establish its right to access future new technology at a later time. As a result, Cadence determined that the term license agreement that was executed in the second quarter of 2008 was, from an accounting perspective, in substance the continuation of the cancelled subscription arrangement, and revenue relating to this arrangement should be recognized ratably over the term of the arrangement.

Arrangements C and D

As previously disclosed in Cadence’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008, initially filed with the SEC on July 29, 2008, Cadence determined that product revenue for two contracts totaling $8.4 million recognized during the three months ended June 28, 2008 should have been recognized during the three months ended March 29, 2008.

As a result of Cadence’s decision to restate its financial statements for the quarters ended March 29, 2008 and June 28, 2008, the revenue recognized for these two contracts were also corrected in Cadence’s Quarterly Report on Form 10-Q/A for the period ended March 29, 2008 and its Quarterly Report on Form 10-Q/A for the period ended June 28, 2008 filed on December 11, 2008.
2.	We note your disclosure that you intend to restate quarterly financial statements for the periods ended March 29, 2008 and June 28, 2008. Please tell us how and when you intend to file the Forms 10-Q/A for these periods.

Kari Jin
Securities and Exchange Commission
December 12, 2008

Cadence filed its Quarterly Report on Form 10-Q/A for the period ended March 29, 2008 and its Quarterly Report on Form 10-Q/A for the period ended June 28, 2008 on December 11, 2008.

3.	Also, please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted by the restatement. In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in the filing containing the restated financial statements.

Cadence advises the Staff that its certifying officers have reconsidered the effectiveness of the disclosure controls and procedures for all 2008 quarterly periods impacted by the restatement. As noted above and as described in Item 4 in the Quarterly Reports on Form 10-Q/A for each of the first and second quarters of 2008, and in the Quarterly Report on Form 10-Q for the third quarter of 2008, all of which were filed on December 11, 2008, Cadence’s certifying officers concluded, after evaluating the facts and circumstances surrounding the restatement, that its disclosure controls and procedures were not effective as of those dates. Cadence’s management is currently undertaking remediation efforts to address the identified control issues, as fully described in Item 4 in the Quarterly Reports on Form 10-Q/A for each of the first and second quarters of 2008, and in the Quarterly Report on Form 10-Q for the third quarter of 2008.
******************

Kari Jin
Securities and Exchange Commission
December 12, 2008

     As requested by the Staff, Cadence acknowledges the following:
•	Cadence is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Cadence may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     As always, Cadence is available to discuss further its responses to the Staff’s comments.
     If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (415) 393-8322.

Sincerly,
/s/ Stewart L. McDowell
Stewart L. McDowell

cc:	Kevin S. Palatnik — Cadence Design Systems, Inc. James J. Cowie — Cadence Design Systems, Inc.